S2K Financial LLC

Financial Statement and Supplementary Schedules Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2022

Filed as public information pursuant to Rule 17a-5 (d) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: S2K Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5950 Hazeltine National Drive, Ste 305
(No. and Street)

Orlando	FL	32822
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Lou Malanoski		
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

1411 Broadway, 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

8/27/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Mary Lou Malanoski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of S2K Financial LLC, as of 2/28, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature]
Notary Public

Notary Public State of Florida
Juan A Estremera
My Commission HH 067154
Expires 11/29/2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

S2K Financial LLC
Index
December 31, 2022

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged With Governance of
S2K Financial LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of S2K Financial LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2021.
New York, New York
February 28, 2023

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

S2K Financial LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	564,457
Accounts receivable		239,941
Due from Affiliates		1,473
Operating lease right of use asset, net		126,232
Prepaid and deferred expenses		97,992
Other assets		49,234
Total assets	$	1,079,329

Liabilities and Member's Equity

Accounts payable and other accrued expenses	$	108,059
Due to Affiliate		161,153
Operating lease liability		128,534
Total liabilities		397,746
Member's equity		681,583
Total liabilities and member's equity	$	1,079,329

The accompanying notes are an integral part of these financial statements.

S2K Financial LLC
Footnotes to Financial Condition
December 31, 2022

1. **Organization**

    S2K Financial LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware on May 15, 2015. The Company is a wholly-owned subsidiary of S2K Partners Co. LLC (the "Parent").   The Company is a broker-dealer is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company's operations consist of providing financial advisory and capital raising services to companies through the development of products designed for retail investors which securities are distributed on a best efforts basis through independent broker-dealers; and through private placement of securities, Mergers and Acquisitions, corporate financing, and investment advisory services to institutional investors. The Company may also enter into referral arrangements with investment advisors, pursuant to which the Company will refer prospective customers in return for a finder's fee.

    In accordance with ASU 2014-15, Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern, the Company believes that its business operations will continue for the foreseeable future, as it has the support of the Parent which will provide additional investment into the Company as required. The Company has incurred losses since its inception in 2016, including a loss of $792,354, for the year ended 2022. The Company's parent has committed to fund the working capital needs of the Company until the earlier of one year from the date of these financial statements or sufficient revenue is earned.

    Because the Company does not hold customer funds or securities, it is exempt from the requirement of SEC Rule 15c3-3.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation and Use of Estimates
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period.   Estimates, judgments, and assumptions include the determination of contractual revenue, accrued revenue, accounts receivable, accrued liabilities and leases. Actual results could differ from these estimates.

    Revenue Recognition
    On January 1, 2018, we adopted ASU 2014-9, Revenue from Contracts with Customers.   To determine revenue we use a five-step process: (i) identify the contract with the customer, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) a performance obligation is satisfied.

    The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Fee Income and Expense Reimbursement Income
The Company earns fees for services connected with capital raising activity pursuant to agreements with entities or individuals. The Company earns dealer manager fees upon the closing of the sale of a security if sold by a participating broker-dealer, and may earn fees over time if sold by a participating registered investment advisor. Revenue is recognized on the trade date for securities sold pursuant to a public offering and on the acceptance date by the issuer for private placements. Marketing fees and reimbursement of expenses in connection with marketing services provided under dealer manager agreements is recognized when the fees are received or the expenses are incurred. The revenue is recognized for these activities as the services have been provided, the fees are determinable, and collection is reasonably assured. For agreements with individuals or start-up entities to raise capital, reimbursement of expenses is only recognized upon receipt of reimbursement as collection is not assured. For the year ended December 31, 2022, revenue from dealer manager contracts related to the sale of securities was $1,666,815, revenue from marketing fees was $895,840, and reimbursement of expenses for the year ended December 31, 2021, was $195,537.

Credit Losses on Financial Instruments

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"), which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The Company evaluates its accounts receivable on an individual basis given the high concentration and limited number of accounts. The company reviews the past pattern of collectability and the Company's knowledge of the financial situation of the customer in light of economic expectations. As of December 31, 2022, there was no allowance for credit losses.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Accounts receivable from contracts with customers were $239,941 at December 31, 2022, and $24,500 at December 31, 2021.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Leases
The Company accounts for its lease under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded in the balance sheet as both a right of use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. As the implicit interest rate was not readily determinable, the Company estimated its incremental borrowing rate. The Operating lease right of use asset ("ROU")is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the operating lease right of use asset results in straight-line expense over the lease term.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3.   **Transactions with Related Parties**

The Company has an Expense Sharing Agreement ("ESA") with two affiliated entities, S2K Asset Management LLC ("S2K AM") and S2K Servicing LLC ("Servicing"), whereby certain office and administrative services are shared between the Company, S2K AM, and Servicing based upon usage and estimated allocation of shared personnel. The ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. There are two shared employees. One employee is shared between the Company and Servicing, and the Company paid approximately 12% of his costs. One employee is shared between the Company and S2K AM for which the company paid 50% of the employee's costs. For the year ended December 31, 2022, the total amount of the Company's costs covered by this agreement was $281,602. As of December 31, 2021, the Company was owed $1,352 from S2K AM in connection with the ESA.

The Parent paid for insurance for the Company, and the Company has recorded $161,152 as due to the Parent for these expenses.

Pursuant to an agreement with one customer, the Company and S2K AM may be jointly engaged. An agreement between the Company and S2K AM provides for a fee allocation in these situations. In 2022, there were no fees earned from this agreement.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

4.   **Concentrations**

The Company earned commissions and is entitled to be reimbursed for expenses in connection with its offerings. Three clients accounted for 88% of revenues in 2022. At December 31, 2022, there were $167,001 in accounts receivable from these clients.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

5.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2022, the

Company had regulatory net capital of $292,943 which was $274,842 above the required net capital of $18,101. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.93 to 1 at December 31, 2022.

The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). The Company acts as a dealer manager for public and private best efforts securities offerings which are distributed through independent broker-dealers or registered investment advisors.

6.   **Leases, Commitments and Contingencies**

The Company entered into an operating lease for its new headquarters in Orlando, Florida in August 2021. Payments due under the lease contract include fixed payments and variable payments which include the Company's share of the building's property taxes, and common area maintenance. These variable payments were not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The Company used a discount rate of approximately 4%. The lease expires in December 2024. As of December 31, 2022, the Company has a refundable security deposit of $35,000 included in other assets in connection with its lease.

As of December 31, 2022, the Company reported operating lease ROU assets of $126,232, and operating lease liability of $128,534. As of December 31, 2022, the maturities of the operating lease liability are as follows:

Year ending December 31,

2023	$ 68,914
2024	64,944
	133,858
Less imputed interest	5,326
Total lease liability	$128,534

Rent expense, which is included in Occupancy costs was $63,588 for the year ended December 31, 2022. Cash paid for amounts in connection with the operating lease was approximately $68,638 for the year ended December 31, 2022, which includes an implied interest component of $6,550, and is included in occupancy costs in the statement of operations. Cash paid includes amounts from the security deposit of $15,000.

7.   **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has no guarantees outstanding at December 31, 2022, and issued no guarantees during the year then ended.

8.   Risks and Uncertainties Covid-19 Global Pandemic

During 2022, the Company's distribution efforts recovered from prior years limitations caused by the COVID-19 pandemic. However, there is still economic uncertainty resulting from the COVID-19 pandemic, which may affect the Company's ability to distribute its products.

9.   Subsequent Events

Management of the Company evaluated subsequent events or transactions that occurred through the date these financial statements were issued. No events have been identified that require recognition or disclosure.